SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)



[X]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the year ending December 31, 1999


[ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     Commission file number:  333-81839

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          German American Bancorp
          Employees' Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          German American Bancorp
          711 Main Street, Box 810
          Jasper, Indiana 47546-3042

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statements of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits with Fund Information

                  Notes to Financial Statements

                  Schedule of Assets Held for Investment Purposes at End of Year


B.       Exhibits

                  Consent of Independent Auditors



SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                             German American Bancorp
                                             Employees' Profit Sharing Plan
                                             (Name of Plan)


Date:  June 28, 2000                         German American Bank, Trustee


                                               /s/ Bonnie S. Hochgesang
                                             -----------------------------------
                                             Bonnie S. Hochgesang, AVP&T.O.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN

                                 Jasper, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


                                    CONTENTS


 REPORT OF INDEPENDENT AUDITORS ...........................................   1


 FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .......................  2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..............  3

     NOTES TO FINANCIAL STATEMENTS ........................... .............  4


 SUPPLEMENTAL SCHEDULES

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
       AT END OF YEAR ......................................................  9

                         REPORT OF INDEPENDENT AUDITORS



German American Bancorp
Employees' Profit Sharing Plan
Jasper, Indiana

We have audited the statements of net assets available for benefits of German American Bancorp Employees' Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

As described in Note 2 to the financial statements, in 1999, the Plan changed its accounting method from the modified cash basis of accounting to the accrual basis of accounting. The statement of net assets available for benefits as of December 31, 1998 was restated to reflect this basis of accounting.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                /s/ Crowe, Chizek and Company LLP
                              --------------------------------------------------
                              Crowe, Chizek and Company LLP


South Bend, Indiana
May 25, 2000

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                             1999               1998
                                             ----               ----
ASSETS
Investments (Notes 2 and 4)               $18,861,068       $16,167,315

Accounts receivables:
     Participant contributions                 35,502            26,898
     Employer contributions                   443,854           302,937
     Income                                    18,440            13,831
                                          -----------       -----------
                                              497,796           343,666

Cash and cash equivalents                         216             1,342
                                          -----------       -----------
     Total assets                          19,359,080        16,512,323

LIABILITIES
     Accrued expenses                          12,025             5,958
                                          -----------       -----------

                                          $19,347,055       $16,506,365
                                          ===========       ===========


                 See accompanying notes to financial statements.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 1999

--------------------------------------------------------------------------------

Additions to net assets attributed to:
     Investment income
         Interest and dividends                                      $   762,306
         Net appreciation (depreciation) in fair value (Note 4)        1,357,821
                                                                     -----------
                                                                       2,120,127

     Contributions
         Rollovers                                                         4,855
         Participants'                                                   378,167
         Employer's                                                      786,520
                                                                     -----------
                                                                       1,169,542
                                                                     -----------
              Total additions                                          3,289,669
                                                                     -----------

Deduction from net assets attributed to:
     Benefits paid to participants                                       604,990
     Insurance premiums                                                    3,024
     Administrative fees                                                  27,793
                                                                     -----------
         Total deductions                                                635,807
                                                                     -----------

Net increase prior to plan transfers                                   2,653,862

Plan transfers                                                           186,828
                                                                     -----------

Net increase                                                           2,840,690

Net assets available for benefits
     Beginning of year                                                16,506,365
                                                                     -----------

     End of year                                                     $19,347,055
                                                                     ===========


                See accompanying notes to financial statements.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 1 - PLAN DESCRIPTION

The following description of the German American Bancorp Employees' Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General: German American Bancorp owns 100% of its subsidiaries, German American Bank, Peoples National Bank, Citizens State Bank, First American Bank, First State Bank, First Title Insurance Agency, and First Financial Insurance Agency, Inc. All employees of the subsidiaries and the holding company (the sponsor) are eligible to participate in the Plan, except as of July 1, 1999, First Financial Insurance Agency, Inc. changed its name to The Doty Agency, Inc. and established a separate plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. A participant shall enter the Plan on the January 1 or July 1 following attainment of the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting: The Plan provides for salary deferral contributions by employees of up to 5% of their total compensation as defined in the Plan, not to exceed the maximum dollar amount of 401(k) deferrals allowed by the IRS. The employers will match the employee contributions at a rate of 100% up to 5% of the participant's compensation which is deferred. The employer has the discretion to make additional contributions to the Plan if it so chooses which are allocated to each participant's individual account. Participants are fully vested in all salary deferral contributions. Employer matching and discretionary contributions vest on a gradual schedule, but are fully vested when the participant has completed seven years of service. Any amounts forfeited upon termination of employment are reallocated to the regular accounts of the remaining participants based on compensation.

Investment Options: Participants may change their investment options daily. Participants may direct the investment of their own contributions and any employer contributions allocated to them. These contributions may be invested in German American Bancorp common stock or several other investment options managed by SEI Investments.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of (a) the Employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Appreciation or depreciation in the value of each investment fund is allocated to the participating employees on a daily basis. The allocation is based upon the proportional relationship of the weighted average balance of each employee's account to the weighted average balance of all employees' accounts during the period.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 1 - PLAN DESCRIPTION (Continued)

Payment of Benefits: Upon termination of service, a participant will receive the vested value of his or her account paid to them in the form of a lump sum, periodic installments or an annuity. A participant may withdraw all or a portion of the value of his or her vested interest prior to termination of employment upon meeting certain requirements as set forth in the Plan Agreement.

Retirement and Death: A participant or his beneficiary is entitled to 100% of his or her account balance upon retirement or death.

Participant Notes Receivable: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of the vested account balance as of the most recent allocation date at the time of the loan disbursement. Loan transactions increase or decrease Investments and Participant Notes Receivable in offsetting amounts. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been changed from a cash basis to an accrual basis of accounting. The change was made principally to conform to generally accepted accounting principles. The change resulted in a net increase of $337,708 to the 1998 statement of net assets available for benefits.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

Investment Valuation and Income Recognition: Investments of the Plan (Note 4) are stated at fair value as determined by quoted market prices as of the last business day of the plan year. Cash and cash equivalents are stated at cost, which approximates fair value.

In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Contracts with Insurance Company: Before January 1, 1995, participants had the option to purchase insurance contracts. Participant contributions were used to purchase insurance for that individual participant. These contractual arrangements, under which funds are allocated to purchase insurance for individual participants, are considered allocated funding arrangements and are excluded from plan assets.

Payment of Benefits:  Benefits are recorded when paid.

New Accounting Standard: During 1999, the Plan adopted the requirements of the American Institute of Certified Public Accountants Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. The 1998 financial statement has been reclassified to be comparative.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employers, and certain others. The German American Bank Trust Department acts as Trustee for the Plan, and Trustee fees are paid by the plan sponsor. Party-in-interest transactions during the year ended December 31, 1999, included employer contributions and the holding of the Plan's cash and investments by the German American Bank Trust Department. Fees paid by the Plan for the administration and audit of the Plan amounted to $27,793.

The Plan held the following party-in-interest investment (at market value)

                                           1999               1998
                                           ----               ----
     German American Bancorp
           common stock                 $418,888          $299,709

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                      1999           1998
                                                      ----           ----

SEI Stable Asset Fund, 3,858,108
  and 2,459,320 shares, respectively               $3,858,108     $2,459,320
SEI Diversified Global Growth Fund,
  110,756 and 111,149 shares, respectively          1,651,370      1,460,497
SEI Diversified Moderate Growth Fund,
  464,519 and 425,775 shares, respectively          6,526,494      5,671,320
SEI Diversified U.S. Stock Fund,
  270,986 and 292,319 shares, respectively          4,826,263      4,574,798


During 1999 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,357,821.


     Mutual Funds                                  $1,430,961
     Common Stock                                     (73,140)
                                                   ----------
                                                   $1,357,821
                                                   ==========

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $1,472 and $305,697 at December 31, 1999 and 1998.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of financial statement net assets available for benefits to total assets on Form 5500 follows:

                                                                 1998
                                                                 ----

Net assets available for benefits per financial statements    $16,506,365
Reconciling items
         Individual insurance contracts                            96,489
         Employer contribution receivable                          24,300
         Accrued income                                           (13,831)
         Accrued expenses                                           5,958
         Loan interest receivable                                   1,347
                                                              -----------

             Total assets per Form 5500                       $16,620,628
                                                              ===========

NOTE 9 - AMENDMENTS

Effective January 1, 1999, the Plan was amended to add First American Bank, First Financial Insurance Agency (known as The Doty Agency, Inc. as of July 1,
1999), and the First Title Insurance Agency. The amendment also counted years of service with the above mentioned adopting employers' prior plans to be in this Plan. Effective October 27, 1999, the Plan was amended to allow direct transfers to The Doty Agency, Inc. 401(k) Plan in anticipation of the transfer of existing account balances from the Plan to the Doty Agency, Inc. 401(k) Plan for those former participants who are now participants in the Doty Agency, Inc. 401(k) Plan.

                                   GERMAN AMERICAN BANCORP
                               EMPLOYEES' PROFIT SHARING PLAN
                                 SCHEDULE OF ASSETS HELD FOR
                             INVESTMENT PURPOSES AT END OF YEAR
                                      December 31, 1999

Attachment to Form 5500, Schedule H, Part IV, Line 4i

Name of Plan Sponsor:              German American Bancorp
Employer Identification Number:    35-1547518
Three Digit Plan Number:           001

                                                       (c)
                     (b)                         Description of
(a)           Identity of Issue,              Investment Including
                  Borrower,                     Number of Shares,
                 Lessor, or                   Rate of Interest and      (d)         (e)
                Similar Party                    Maturity Dates         Cost     Fair Value
                -------------                 --------------------      ----     ----------

   SEI Stable Asset Fund                      3,858,107.96 shares       $**     $ 3,858,108
   SEI Diversified Conservative Fund             54,397.85 shares        **         623,943
   SEI Diversified Conservative
     Income Fund                                 62,554.50 shares        **         712,496
   SEI Diversified Global Growth
     Fund                                       110,755.89 shares        **       1,651,370
   SEI Diversified Moderate Growth
     Fund                                       464,519.18 shares        **       6,526,494
   SEI Diversified U.S. Stock Fund              270,986.13 shares        **       4,826,263
   Participant notes receivable                   8.75% to 9.75%         **         243,506
                                               Various maturities
*  German American Bancorp
     common stock                                23,766.71               **         418,888
                                                                                -----------
                                                                                $18,861,068
                                                                                ===========

*   Indicates party-in-interest investment
**  Participant-directed investments.  Cost basis not presented.